Exhibit 99.2

NiCE Cognigy Launches AI Ops Center, Ensuring AI Workforce Reliability at Scale

New AI command center delivers real-time control, visibility, and assurance to keep enterprise AI Agents always-
on and trusted

Hoboken, N.J., October 16, 2025 – NiCE (Nasdaq: NICE) today announced the launch of AI Ops Center, the operational backbone of the NiCE Cognigy platform, designed to keep enterprise AI Agents always-on, reliable, secure and business-ready.

As enterprises scale AI Agents across use cases, channels, and languages, they face increasingly complex CX stacks. But scale alone is no longer the benchmark – consistency is. With a network of critical dependencies on APIs, LLMs, and third-party services, a single point of failure can take systems offline and cascade into thousands of failed conversations.

The new AI Ops Center delivers the control layer that enterprises need to run AI Agents as dependable with a scalable infrastructure. It gives CX, operations, and technical teams a unified dashboard to monitor AI performance in real time, detect bottlenecks, and act before disruptions reach customers.

The NiCE Cognigy AI Ops Center represents the missing link in enterprise CX stacks: an operations command center that keeps the AI workforce resilient and ready for every customer interaction. With capabilities such as live visibility, instant error notifications, and root cause investigation, it empowers enterprises to troubleshoot smarter, prevent costly escalations, and maintain customer trust.

“CX AI plays a central role in how organizations serve customers,” said Philipp Heltewig, General Manager, NiCE Cognigy and Chief AI Officer. “With AI Ops Center, we’re delivering peace of mind for CX leaders and operations teams, giving them the control and confidence they need to run AI Agents as part of their core operations.”

Key Benefits of AI Ops Center
•	Assurance & Continuity – Keep AI Agents at peak performance with proactive monitoring and alerts.
•	Speed & Empowerment – Identify, isolate, and resolve issues instantly, cutting Mean Time to Recovery (MTTR), ticket volumes, and workloads on technical support teams.
•	Efficiency & ROI – Maximize project success and investments in AI with seamless operations.

AI Ops Center will be showcased in a live webinar on October 30, 2025. Register here to see it in action.

About NiCE Cognigy
NiCE Cognigy delivers AI that works—fast, human, and enterprise-ready. As the leading AI-first CX platform built for real-world scale, we combine Generative and Conversational AI through orchestration, tools, and enterprise systems to power Agentic AI. Backed by global CX leader NiCE, we empower brands with AI Agents that redefine customer experiences and achieve measurable ROI—instantly, across every channel and in 100+ languages.

More than 1,000 global brands, including Fabletics OS, Frontier Airlines, Greyhound, DHL, Lufthansa Group, Nestlé and Toyota, trust NiCE Cognigy and its vast partner network to deliver measurable outcomes. Recognized by Gartner, Forrester, and IDC, we continue to lead the market in enterprise AI for CX; secure, scalable, and partner-first.

About NiCE
NiCE (NASDAQ: NICE) is transforming the world with AI that puts people first. Our purpose-built AI-powered platforms automate engagements into proactive, safe, intelligent actions, empowering individuals and organizations to innovate and act, from interaction to resolution. Trusted by organizations throughout 150+ countries worldwide, NiCE’s platforms are widely adopted across industries connecting people, systems, and workflows to work smarter at scale, elevating performance across the organization, delivering proven measurable outcomes.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, media@nice.com, ET

Investors
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NiCE and the NiCE logo are trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE's marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Heltewig, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in general economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; rapid changes in technology and market requirements; the implementation of AI capabilities in certain products and services, decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or  effectively integrating acquired operations; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security incidents; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions,  including those arising from political instability or armed conflict that may disrupt our business and the global economy; our ability to recruit and retain qualified personnel; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.